September 24, 2014

Mr. William H. Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Thompson:

Thank you for your comments regarding Bed Bath & Beyond Inc.’s (the “Company’s”) filing referenced below.  We appreciate your assistance in ensuring our filings comply with the applicable disclosure requirements.  Set forth below is the Company’s response to the comments contained in your letter dated September 11, 2014 addressed to Mr. Steven H. Temares, Chief Executive Officer, made in connection with a review of the Company’s Form 10-K for the fiscal year ended March 1, 2014 filed April 29, 2014.

Your comment is set forth first in boldfaced type, followed by the Company’s response.

This response letter is being provided as a correspondence file on EDGAR.

Form 10-K for Fiscal Year Ended March 1, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Results of Operations, page 20

1. We reviewed your response to comment one in our letter dated August 4, 2014 and the disclosure you propose to include in future filings.  We note that your proposed disclosure does not discuss how sales through online and mobile channels affect same store sales.  While we understand that sales from the Company’s in-store, online and mobile channels are intertwined to some extent, we believe that investors would benefit from disclosure regarding the amount of e-commerce sales through online and mobile channels included in comparable sales each period.  We believe this is particularly the case as shoppers in the overall retail market continue to shift their purchases to websites from physical stores, and given your disclosure that the Company’s success depends, in part, on developing omnichannel capabilities.  We also believe this additional data will help provide context for investors to understand the impact of your recent and continuing focus on and investment in enhancing the omnichannel experience for customers.  As such, please disclose how sales from online and mobile channels impact comparable store sales from period to period.

In future filings, the Company will include disclosure, similar to the proposed disclosure that follows, describing the inextricably intertwined nature of the Company’s in-store, online and mobile channels as well as providing directional information on where sales were consummated.

PROPOSED DISCLOSURE:

Overview

•
Comparable sales for the fiscal second quarter of 2014 increased by approximately 3.4% as compared with an increase of approximately 3.7% for the corresponding period last year.  Comparable sales consummated through customer facing online websites and mobile applications increased in excess of 50% over the corresponding quarter last year, while comparable sales consummated in-stores increased slightly over the corresponding quarter last year.

Comparable sales include sales consummated through all retail channels which have been operating for twelve full months following the opening period (typically four to six weeks). The Company is an omnichannel retailer with capabilities that allow a customer to use more than one channel when making a purchase, including in-store, online and mobile channels and have it fulfilled, in most cases, either through in-store customer pickup or by direct shipment to the customer from one of the Company’s distribution facilities, stores or vendors.

Sales consummated on a mobile device while physically in a store location are recorded as customer facing online websites and mobile applications sales.  Customer orders reserved online and picked up in a store are recorded as an in-store sale.  In-store sales are reduced by sales consummated from customer facing online websites and mobile applications and subsequently returned in-store.

Stores relocated or expanded are excluded from comparable sales if the change in square footage would cause meaningful disparity in sales over the prior period. In the case of a store to be closed, such store’s sales are not considered comparable once the store closing process has commenced. Linen Holdings is excluded from the comparable sales calculations and will continue to be excluded on an ongoing basis as it represents non-retail activity. Cost Plus World Market was excluded from the comparable sales calculations through the end of the fiscal first half of 2013, and is included beginning with the fiscal third quarter of 2013.

Results of Operations

Net Sales

Net sales for the three months ended August 30, 2014 were $2.945 billion, an increase of $121.2 million or approximately 4.3% over net sales of $2.824 billion for the corresponding quarter last year. For the three months ended August 30, 2014, approximately 78% of the increase was attributable to an increase in comparable sales and approximately 22% was primarily from new stores, offset by a decrease in shipping income.

For the three months ended August 30, 2014, comparable sales, which includes X,XXX stores, represented $X.XXX billion of net sales and for the three months ended August 31, 2013, comparable sales, which includes X,XXX stores, represented $ X.XXX billion of net sales. The number of stores includes only those which constituted a comparable store for the entire respective fiscal period. The increase in comparable sales for the three months ended August 30, 2014 was approximately 3.4%, as compared with an increase of approximately 3.7% for the comparable period last year. The increase in comparable sales for the fiscal second quarter of 2014 was due to increases in both the average transaction amount and the number of transactions.

The Company’s comparable sales metric considers sales consummated through all retail channels – in-store, online and through a mobile device.  Customers today may take advantage of the Company’s omnichannel environment by using more than one channel when making a purchase.  The Company believes an integrated experience must exist among these channels to provide a seamless customer experience.  A few examples are: a customer may be assisted by an in-store associate to create a wedding or baby registry, while the guests may ultimately purchase a gift from the Company’s websites; or, a customer may research a particular product, and read other customer reviews on the Company’s websites before visiting a store to consummate the actual purchase; or a customer may reserve an item online for in store pick up; or while in a store, a customer may make the purchase on a mobile device for in home delivery from either a distribution facility, a store or directly from a vendor.  In addition, the Company accepts returns in store without regard to the channel in which the purchase was consummated; therefore resulting in reducing store sales by sales originally consummated through customer facing online websites and mobile applications.  As the Company’s retail operations are integrated and it cannot reasonably track the channel in which the ultimate sale is initiated, the Company can however provide directional information on where the sale was consummated.

For the fiscal 2014 second quarter, comparable sales consummated through customer facing online websites and mobile applications increased in excess of 50% over the corresponding quarter last year, while comparable sales consummated in-stores increased slightly over the corresponding quarter last year.

Sincerely,

By: /s/ Susan E. Lattmann
Susan E. Lattmann
Chief Financial Officer and Treasurer
(Principal Financial and Accounting Officer)